Exhibit 99.1

Perion’s Diversification Strategy Continues to Drive Strong Performance as
Company Achieves Quarterly Growth in Search, CTV and Retail Media

Delivers Annual Year-Over-Year Growth of 16% in Revenue, 18% in GAAP Net Income and 28% in Adjusted EBITDA

New York & Tel Aviv– February 7, 2024 – Perion Network Ltd. (NASDAQ and TASE: PERI), a technology leader in connecting advertisers to consumers across all major digital channels, today reported its financial results for the fourth quarter and full year ended December 31, 2023.

“Our fourth quarter and annual results showed notable growth in Search, CTV and Retail Media, further demonstrating the positive impact of our business diversification and continued focus on technology and innovation. In 2023, we generated industry-leading adjusted EBITDA to Contribution ex-TAC margins, giving us a solid foundation for 2024,” stated Tal Jacobson, Perion’s CEO.

“As advertising budgets shifted between channels, we capitalized on these trends and delivered profitable growth well ahead of the digital advertising market for 2023. We also advanced our growth strategy with the acquisition of Hivestack, a leading innovative full-stack programmatic digital out-of-home (DOOH) company with an extensive global footprint. The acquisition of Hivestack, alongside our existing offering, solidifies Perion’s differentiated offer to our customers. It’s a significant entry into the fast growing DOOH channel, which opens up new synergistic opportunities within our suite of solutions for brands and retailers. By adding critical touch points to the entire consumer journey across channels such as CTV, Audio, Out Of Home, including our products for Near-store and In-Store screens - we are transforming our Retail Media suite into a pure multi-channel, full consumer journey solution.”

“Additionally, our strong cash flow from operations of $155 million for the full year of 2023, positions us well to execute additional acquisitions, further expanding our solutions and enhancing shareholder value,” Jacobson concluded.

Fourth Quarter 2023 Business Highlights

●	Retail Media[1] revenue increased 196% year-over-year to $20.2 million, representing 17% of Display Advertising revenue compared to 6% last year

●	CTV revenue[2] increased 69% year-over-year to $14.4 million, representing 12% of Display Advertising revenue compared to 7% last year

●	Video revenue decreased 33% year-over-year, driven by shifting inventory from video to display to gain higher profit, representing 29% of Display Advertising revenue, compared to 42% last year

●	The number of Average Daily Searches increased by 37% year-over-year to 30.2 million. The number of Search Advertising publishers increased by 4% year-over-year to 162

Full-Year 2023 Business Highlights

●	Retail Media[1] revenue increased 114% year-over-year to $49.7 million, representing 12% of Display Advertising revenue compared to 6% last year

●	CTV revenue[2] increased 56% year-over-year to $33.5 million, representing 8% of Display Advertising revenue compared to 6% last year

●	Video revenue decreased 7% year-over-year, driven by shifting inventory from video to display to gain higher profit, representing 36% of Display Advertising revenue, compared to 43% last year

●	The number of Average Daily Searches increased by 57% year-over-year to 29.1 million. The annual average number of Search Advertising publishers increased by 18% year-over-year to 160

1  Retail Media revenue include all media channels, such as, CTV, video and others

2  Starting in the second quarter of 2023, we changed our methodology for measuring our CTV activity. We moved from measuring CTV campaigns to measuring CTV channels. The CTV growth trend under both methodologies remains in the same trajectory. Under our updated methodology, revenue generated from CTV in the fourth quarter of 2022 was $8.6 million vs. $12.5 million under the previous methodology

Fourth Quarter 2023 Financial Highlight

In millions, except per share data	Three months ended			Year ended
	December 31,			December 31,
	2023	2022	%	2023	2022	%
Display Advertising Revenue	$119.8	$123.8	-3%	$398.2	$360.7	+10%
Search Advertising Revenue	$114.4	$85.9	+33%	$344.9	$279.6	+23%
Total Revenue	$234.2	$209.7	+12%	$743.2	$640.3	+16%
Contribution ex-TAC[1]	$90.6	$87.6	+3%	$310.2	$267.7	+16%
GAAP Net Income	$39.4	$38.7	+2%	$117.4	$99.2	+18%
Non-GAAP Net Income[1]	$52.9	$44.7	+19%	$167.4	$119.8	+40%
Adjusted EBITDA[1]	$53.9	$48.2	+12%	$169.1	$132.4	+28%
Adjusted EBITDA to Contribution ex-TAC[1]	59%	55%		55%	49%
Net Cash from Operations	$50.2	$38.2	+32%	$155.5	$122.1	+27%
GAAP Diluted EPS	$0.78	$0.79	-1%	$2.34	$2.06	+14%
Non-GAAP Diluted EPS[1]	$1.04	$0.90	+16%	$3.33	$2.47	+35%

Outlook for 20242

“Our expectations for 2024 reflect increased investments in technology and innovation to enhance our advanced multi-channel solutions, that combined with the acquisition of Hivestack will help Perion deliver strong double-digit revenue and adjusted EBITDA growth in the coming years,” commented Tal Jacobson, Perion’s CEO.

In millions	2023	2024 Guidance	YoY Growth %[3]	YoY proforma Growth %[3]
Revenue	$743.2	$860-$880	17%	10%
Adjusted EBITDA[1]	$169.1	$178-$182	6%	10%
Adjusted EBITDA to Revenue[1]	23%	21%[3]
Adjusted EBITDA to Contribution ex-TAC[1]	55%	51%[3]

1 Contribution ex-TAC, non-GAAP Net Income, Adjusted EBITDA and non-GAAP Diluted EPS are non-GAAP measures.  See below reconciliation of GAAP to non-GAAP measures.

2 We have not provided an outlook for GAAP Income from operations or reconciliation of Adjusted EBITDA guidance to GAAP Income from operations, the closest corresponding GAAP measure, because we do not provide guidance for certain of the reconciling items on a consistent basis due to the variability and complexity of these items, including but not limited to the measures and effects of our stock-based compensation expenses directly impacted by unpredictable fluctuation in our share price and amortization in connection with future acquisitions. Hence, we are unable to quantify these amounts without unreasonable efforts.

3 Calculated at revenue and adjusted EBITDA guidance midpoint.

Financial Comparison for the Fourth Quarter of 2023

Revenue: Revenue increased by 12% to $234.2 million in the fourth quarter of 2023 from $209.7 million in the fourth quarter of 2022. Display Advertising revenue decreased 3%, accounting for 51% of total revenue, primarily due to 33% decrease in Video revenue to $35.2 million due to shifting inventory from video to display to gain higher profit, partially offset by 196% increase in Retail revenue to $20.2 million and a 69% increase in CTV revenue to $14.4 million. Search Advertising revenue increased by 33%, accounting for 49% of revenue, primarily due to 37% increase in Average Daily Searches and 4% increase in the number of publishers to 162.

Traffic Acquisition Costs and Media Buy (“TAC”): TAC amounted to $143.6 million, or 61% of revenue, in the fourth quarter of 2023, compared with $122.0 million, or 58% of revenue, in the fourth quarter of 2022. The margin contraction was primarily due to product mix, partially offset by media buying optimization, which is enabled by leveraging data and buying power.

GAAP Net Income: GAAP net income increased by 2% to $39.4 million in the fourth quarter of 2023, compared with $38.7 million, in the fourth quarter of 2022. GAAP net income in the fourth quarter of 2023 includes $3.3 million acquisition related expenses and $2.1 million fair-value adjustment of the contingent consideration payable in respect to the Vidazoo acquisition.

Non-GAAP Net Income: Non-GAAP net income increased by 19% to $52.9 million, or 23% of revenue, in the fourth quarter of 2023, from $44.7 million, or 21% of revenue, in the fourth quarter of 2022. A reconciliation of GAAP to non-GAAP net income is included in this press release.

Adjusted EBITDA: Adjusted EBITDA was $53.9 million, or 23% of revenue (and 59% of Contribution ex-TAC) in the fourth quarter of 2023, compared with $48.2 million, or 23% of revenue (and 55% of Contribution ex-TAC) in the fourth quarter of 2022. A reconciliation of GAAP income from operations to Adjusted EBITDA is included in this press release.

Cash Flow from Operations: Net cash provided by operating activities in the fourth quarter of 2023 was $50.2 million, a 32% increase from $38.2 million in the fourth quarter of 2022.

Net cash: As of December 31, 2023, cash and cash equivalents, short-term bank deposits and marketable securities amounted to $472.7 million, compared with $429.6 million as of December 31, 2022.

Financial Comparison for the Full-Year of 2023

Revenue: Revenue increased by 16% to $743.2 million in 2023 from $640.3 million in 2022. Display Advertising revenue increased by 10%, accounting for 54% of revenue, mainly driven by 114% increase in Retail Media revenue to $49.7 million and 56% growth in CTV to $33.5 million, partially offset by 7% decrease in Video revenue to $143.2 million due to shifting inventory from video to display to gain higher profit. Search Advertising revenue increased by 23%, accounting for 46% of revenue, primarily due to a 57% increase in Average Daily Searches and 18% increase in the average annual number of publishers to 160.

Traffic Acquisition Costs (“TAC”): TAC amounted to $432.9 million, or 58% of revenue, compared with $372.6 million, or 58% of revenue in 2022. Media margin remained flat year-over-year.

GAAP Net Income: GAAP net income increased by 18% to $117.4 million in 2023 from $99.2 million in 2022. GAAP net income in 2023 includes $4.0 million acquisition related expenses and $18.7 million fair-value adjustment of the contingent consideration payable in respect to the Vidazoo acquisition.

Non-GAAP Net Income: Non-GAAP net income increased by 40% to $167.4 million, or 23% of revenue, from $119.8 million, or 19% of revenue in 2022. A reconciliation of GAAP to non-GAAP net income is included in this press release.

Adjusted EBITDA: Adjusted EBITDA was $169.1 million, or 23% of revenue (and 55% of revenue ex-TAC), compared with $132.4 million, or 21% of revenue (and 49% of revenue ex-TAC) in 2022. A reconciliation of GAAP Net Income to Adjusted EBITDA is included in this press release.

Cash Flow from Operations: Net cash provided by operating activities in 2023 was $155.5 million, a 27% increase from $122.1 million in 2022.

Conference Call

Perion’s management will host a conference call to discuss the results at 8:30 a.m. ET today:

●	Registration link:

https://incommconferencing.zoom.us/webinar/register/WN_UWvlk6kISBKD8PSKakaDEA

●	Toll Free: 1-877-407-0779

●	Toll/International: 1-201-389-0914

A replay of the call and a transcript will be available within approximately 24 hours of the live event on Perion’s website.

About Perion Network Ltd.

Perion is a global multi-channel advertising technology company that delivers synergistic solutions across all major channels of digital advertising – including search advertising, social media, display, video and CTV advertising. These channels converge at Perion’s intelligent HUB (iHUB), which connects the company’s demand and supply assets, providing significant benefits to brands and publishers.

For more information, visit Perion's website at www.perion.com

Non-GAAP Measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude certain items. This press release includes certain non-GAAP measures, including Contribution ex-TAC, Adjusted EBITDA, non-GAAP net income and non-GAAP diluted earning per share.

Contribution ex-TAC presents revenue reduced by traffic acquisition costs and media buy, reflecting a portion of our revenue that must be directly passed to publishers or advertisers and presents our revenue excluding such items. We believe Contribution ex-TAC is a useful measure in assessing the performance of the Company because it facilitates a consistent comparison against our core business without considering the impact of traffic acquisition costs and media buy related to revenue reported on a gross basis.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") is defined as income from operations excluding stock-based compensation expenses, depreciation, amortization of acquired intangible assets, retention and other acquisition-related expenses and gains and losses recognized with respect to changes in the fair value of contingent consideration.

Non-GAAP net income and non-GAAP diluted earnings per share are defined as net income and net earnings per share excluding stock-based compensation expenses, retention and other acquisition-related expenses, revaluation of acquisition-related contingent consideration, amortization of acquired intangible assets and the related taxes thereon, non-recurring expenses, foreign exchange gains and losses associated with ASC-842, as well as gains and losses recognized with respect to changes in fair value of contingent consideration.

The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, we are unable to quantify certain amounts that would be required for such presentation without unreasonable effort. Consequently, no reconciliation of the forward-looking non-GAAP financial measures is included in this press release. A reconciliation between results on a GAAP and non-GAAP basis is provided in the last table of this press release.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should,” “estimate” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, but not limited to, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, data breaches, cyber-attacks and other similar incidents, unpredictable sales cycles, competitive pressures, market acceptance of new products, changes in applicable laws and regulations as well as industry self-regulation, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 15, 2023. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Dudi Musler, VP of Investor Relations
+972 (54) 7876785
dudim@perion.com

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands (except share and per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2023	2022	2023	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Revenue
Display Advertising	$119,795	$123,757	$398,244	$360,690
Search Advertising	114,435	85,913	344,911	279,566
Total Revenue	234,230	209,670	743,155	640,256

Costs and Expenses
Cost of revenue	10,877	9,390	37,830	30,404
Traffic acquisition costs and media buy	143,605	122,046	432,943	372,601
Research and development	8,714	9,289	33,066	34,424
Selling and marketing	15,008	16,130	57,991	56,014
General and administrative	10,131	7,886	31,799	[1] 27,629
Change in fair value of contingent consideration	2,110	-	18,694	[1] (3,816)
Depreciation and amortization	3,901	3,741	14,092	13,838
Total Costs and Expenses	194,346	168,482	626,415	531,094

Income from Operations	39,884	41,188	116,740	109,162
Financial income, net	6,262	1,976	20,951	4,502
Income before Taxes on income	46,146	43,164	137,691	113,664
Taxes on income	6,745	4,487	20,278	14,439
Net Income	$39,401	$38,677	$117,413	$99,225

Net Earnings per Share
Basic	$0.83	$0.84	$2.49	$2.21
Diluted	$0.78	$0.79	$2.34	$2.06

Weighted average number of shares
Basic	47,756,953	45,842,833	47,128,232	44,871,149
Diluted	50,600,750	48,872,169	50,073,985	48,071,638

1 Reflects reclassification of $3.8 million of earnout liability in 2022 that was incurred in connection with a transaction from general and administrative to change in fair value of contingent consideration.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands

	December 31,	December 31,
	2023	2022
	(Unaudited)	(Audited)
ASSETS
Current Assets
Cash and cash equivalents	$187,609	$176,226
Restricted cash	1,339	1,295
Short-term bank deposits	207,450	253,400
Marketable securities	77,616	-
Accounts receivable, net	231,539	160,488
Prepaid expenses and other current assets	21,033	12,049
Total Current Assets	726,586	603,458

Long-Term Assets
Property and equipment, net	3,179	3,611
Operating lease right-of-use assets	6,609	10,130
Goodwill and intangible assets, net	337,990	247,191
Deferred taxes	2,817	5,779
Other assets	85	49
Total Long-Term Assets	350,680	266,760
Total Assets	$1,077,266	$870,218

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable	$217,181	$155,854
Accrued expenses and other liabilities	42,636	37,869
Short-term operating lease liability	4,198	3,900
Deferred revenue	2,297	2,377
Short-term payment obligation related to acquisitions	73,716	34,608
Total Current Liabilities	340,028	234,608

Long-Term Liabilities
Payment obligation related to acquisition	-	33,113
Long-term operating lease liability	3,448	7,580
Other long-term liabilities	15,643	11,783
Total Long-Term Liabilities	19,091	52,476
Total Liabilities	359,119	287,084

Shareholders' equity
Ordinary shares	413	398
Additional paid-in capital	530,620	513,534
Treasury shares at cost	(1,002)	(1,002)
Accumulated other comprehensive loss	(83)	(582)
Retained earnings	188,199	70,786
Total Shareholders' Equity	718,147	583,134
Total Liabilities and Shareholders' Equity	$1,077,266	$870,218

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands

	Three months ended		Year ended
	December 31,		December 31,
	2023	2022	2023	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Cash flows from operating activities
Net Income	$39,401	$38,677	$117,413	$99,225
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,901	3,741	14,092	13,838
Stock-based compensation expense	4,663	3,205	15,590	11,570
Foreign currency translation	(36)	258	(27)	20
Accrued interest, net	(1,308)	(1,639)	(5,547)	(3,646)
Deferred taxes, net	1,079	(2,755)	(654)	(1,428)
Accrued severance pay, net	188	222	(274)	(106)
Gain from sale of property and equipment	(6)	(2)	(27)	(12)
Net changes in operating assets and liabilities	2,334	(3,536)	14,897	2,658
Net cash provided by operating activities	$50,216	$38,171	$155,463	$122,119

Cash flows from investing activities
Purchases of property and equipment, net of sales	(280)	(267)	(784)	(1,046)
Investment in marketable securities, net of sales	(5,001)	-	(76,599)	-
Short-term deposits, net	46,500	(34,400)	45,950	(36,200)
Cash paid in connection with acquisitions, net of cash acquired	(101,921)	-	(101,921)	(9,570)
Net cash used in investing activities	$(60,702)	$(34,667)	$(133,354)	$(46,816)

Cash flows from financing activities
Proceeds from exercise of stock-based compensation	95	1,392	2,433	5,833
Payments of contingent consideration	-	-	(13,256)	(9,091)
Net cash provided by (used in) financing activities	$95	$1,392	$(10,823)	$(3,258)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	159	228	141	(59)
Net increase (decrease) in cash and cash equivalents and restricted cash	(10,232)	5,124	11,427	71,986
Cash and cash equivalents and restricted cash at beginning of period	199,180	172,397	177,521	105,535
Cash and cash equivalents and restricted cash at end of period	$188,948	$177,521	$188,948	$177,521

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

In thousands (except share and per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)

Revenue	$234,230	$209,670	$743,155	$640,256
Traffic acquisition costs and media buy	143,605	122,046	432,943	372,601
Contribution ex-TAC	$90,625	$87,624	$310,212	$267,655

	Three months ended		Year ended
	December 31,		December 31,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)

GAAP Income from Operations	$39,884	$41,188	$116,740	$109,162
Stock-based compensation expenses	4,663	3,205	15,590	11,570
Retention and other acquisition related expenses	3,342	100	4,000	1,618
Change in fair value of contingent consideration	2,110	-	18,694	(3,816)
Amortization of acquired intangible assets	3,476	2,988	12,448	11,884
Depreciation	425	753	1,644	1,954
Adjusted EBITDA	$53,900	$48,234	$169,116	$132,372

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

In thousands (except share and per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)

GAAP Net Income	$39,401	$38,677	$117,413	$99,225
Stock-based compensation expenses	4,663	3,205	15,590	11,570
Amortization of acquired intangible assets	3,476	2,988	12,448	11,884
Retention and other acquisition related expenses	3,342	100	4,000	1,618
Change in fair value of contingent consideration	2,110	-	18,694	(3,816)
Foreign exchange losses (gains) associated with ASC-842	114	3	(166)	(821)
Revaluation of acquisition related contingent consideration	142	184	583	786
Taxes on the above items	(301)	(506)	(1,166)	(651)
Non-GAAP Net Income	$52,947	$44,651	$167,396	$119,795

Non-GAAP diluted earnings per share	$1.04	$0.90	$3.33	$2.47

Shares used in computing non-GAAP diluted earnings per share	50,862,007	49,511,914	50,311,682	48,496,154